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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of August, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X      Form 40-F
                                     ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).




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August 14, 2003

Pursuant to the articles of incorporation of Korea Electric Power Corporation ("KEPCO"), a non-standing director was appointed by the Minister of Planning and Budget of Korea on August 13, 2003. The following sets forth certain information relating to such a non-standing director.



NAME                     AGE                   TERMS OF OFFICE
--------------          -----      ----------------------------------------

Lee, Seog-yeon           49        Three years
                                   (from August 13, 2003 to August 8, 2006)

Lee, Seog-yeon is currently a lawyer of Lee, Seog-yeon Law Office and a chairperson of Irregularities Protection Committee at the Board of Audit and Inspection. He also served as a Secretary-General of Citizen Coalition For Economic Justice and a member of Human Rights Committee and Inspection Committee at Korean Bar Association. He received a Doctorate in Law from Graduate School of Seoul National University.



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KOREA ELECTRIC POWER CORPORATION


                                        By:   /s/ Do-Shik Lee
                                        ----------------------------------
                                        Name:  Do-Shik Lee
                                        Title: Head of Treasury Department

Date: August 14, 2003